As filed with the Securities and Exchange Commission on July 18, 2022

File No. 333-263500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. [   ]

Post-Effective Amendment No. 1 [X]

ALPS ETF Trust
(Exact Name of Registrant as Specified in Charter)

1290 Broadway
Suite 1000
Denver, Colorado 80203
(Address of Principal Executive Offices) (Zip Code)

(303) 623-2577
(Registrant’s Area Code and Telephone Number)

Brendan Hamill, Esq.
ALPS Fund Services, Inc.

1290 Broadway

Suite 1000

Denver, Colorado 80203

(Name and Address of Agent for Service)

With copies to:

Adam T. Teufel, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

Approximate Date of Proposed Public Offering:

As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

The purpose of this Post-Effective Amendment filing is to file the final and executed Agreements and Plans of Reorganization and the opinions of counsel regarding tax consequences of the proposed reorganizations of each of the O’Shares U.S. Quality Dividend ETF, O’Shares U.S. Small-Cap Quality Dividend ETF, O’Shares Global Internet Giants ETF and O’Shares Europe Quality Dividend ETF (each a series of OSI ETF Trust) with and into ALPS | O’Shares U.S. Quality Dividend ETF, ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS | O’Shares Global Internet Giants ETF and ALPS | O’Shares Europe Quality Dividend ETF (each a series of ALPS ETF Trust) respectively.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

Title of Securities Being Registered: ALPS | O’Shares U.S. Quality Dividend ETF, ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS | O’Shares Global Internet Giants ETF, ALPS | O’Shares Europe Quality Dividend ETF.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in Pre-Effective Amendment Number 1 (Accession Number 0001398344-22-007175) to Registrant’s Form N-14 (File No. 333-263500) that became effective under the Securities Act of 1933, as amended, on April 11, 2022.

PART C: OTHER INFORMATION

Item 15. Indemnification

Reference is made to Article Eight of the Registrant’s Amended and Restated Declaration of Trust which is incorporated by reference herein.

The Registrant (also, the “Trust”) is organized as a Delaware business trust is operated pursuant to a Declaration of Trust, dated September 13, 2007 (the “Declaration of Trust”), that permits the Registrant to indemnify every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof. This indemnification is subject to the following conditions:

No indemnification shall be provided hereunder to a Covered Person:

(a) For any liability to the Trust or its Shareholders arising out of a final adjudication by the court of other body before which the proceeding was brought that the Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) With respect to any matter as to which the Covered Person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust; or

(c) In the event of a settlement of other disposition not involving a final adjudication (as provided in paragraph (a) or (b) of this Section 8.5.2) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of this office by the court or other body approving the settlement or other disposition, or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he or she did not engage in such conduct, such determination being made by : (i) a vote of a majority of the Disinterested Trustees (as such term is defined in Section 8.5.5) acting on the matter); or (ii) a writer opinion of independent legal counsel.

The rights of indemnification under the Declaration of Trust may be insured against by policies maintained by the Trust, and shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person, and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained in the Declaration of Trust shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under Section 8.5 of the Declaration of Trust shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he or she is not entitled to indemnification under Section 8.5 of the Declaration of Trust, provided that either: Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of this office by the court or other body approving the settlement or other disposition, or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he or she did not engage in such conduct, such determination being made by : (i) a vote of a majority of the Disinterested Trustees (as such term is defined in Section 8.5.5) acting on the matter (provided that a majority of Disinterested Trustees then in office act on the matter); or (ii) a written opinion of independent legal counsel.

(a) Such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) A majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to the facts available upon a full trial), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in Section 8.5 of the Declaration of Trust, the following words shall have the meanings set forth below:

(a) A “Disinterested Trustee” is one (i) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustees, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (ii) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending;

(b) “Claim,” “action,” “suite” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and

(c) “Liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

Item 16. Exhibits

1.	Amended and Restated Declaration of Trust of Registrant dated September 14, 2015.(5).

2.	By-Laws of Registrant dated September 13, 2007.(2).

3.	Not Applicable.

4.	Agreement and Plan of Reorganization is filed herewith.

5.	See Amended and Restated Declaration of Trust.

6.	(a)	Investment Advisory Agreement between the Trust and ALPS Advisors, Inc. dated May 31, 2018 with respect to the ALPS International Sector Dividend Dogs ETF RiverFront Strategic Income Fund, Alerian MLP ETF, RiverFront Dynamic Unconstrained Income ETF, RiverFront Dynamic Core Income ETF, RiverFront Dynamic US Dividend Advantage ETF, RiverFront Dynamic US Flex-Cap ETF.(7).

(i)	Amendment dated June 29, 2018 to the Investment Advisory Agreement dated May 31, 2018 with respect to the ALPS REIT Dividend Dogs ETF (f/k/a Cohen & Steers Global Realty Majors ETF), ALPS Sector Dividend Dogs ETF, Barron’s 400 ETF, ALPS Emerging Sector Dividend Dogs ETF and ALPS Clean Energy ETF.(7).

(ii)	Amendment dated August 21, 2018 to the Investment Advisory Agreement dated May 31, 2018 with respect to the ALPS Equal Sector Weight ETF, Alerian Energy Infrastructure ETF, ALPS Medical Breakthroughs ETF, and ALPS Disruptive Technologies ETF.(7).

(iii)	Amendment dated November 1, 2018 to the Investment Advisory Agreement dated May 31, 2018.(7).

(iv)	Amendment dated January 2, 2020 to the Investment Advisory Agreement dated May 31, 2018 with respect to the ALPS REIT Dividend Dogs ETF.(8).

(v)	Amendment dated February 1, 2021 to the Investment Advisory Agreement dated May 31, 2018 with respect to the ALPS Active REIT ETF.(10).

(vi)	Amendment dated July 1, 2021 to the Investment Advisory Agreement dated May 31, 2018 with respect to the ALPS Hillman Active Value ETF and Alerian Energy Infrastructure ETF.(12).

(vii)	Amendment dated August 27, 2021 to the Investment Advisory Agreement dated May 31, 2018 with respect to the ALPS Global Travel Beneficiaries ETF.(13).

(viii)	Amendment dated February 24, 2022 to the Investment Advisory Agreement dated May 31, 2018, with respect to the ALPS Intermediate Municipal Bond ETF. (17).

(ix)	Amendment dated February 16, 2022 to the Investment Advisory Agreement dated May 31, 2018, with respect to the ALPS | O’Shares U.S. Quality Dividend ETF, ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS | O’Shares Global Internet Giants ETF, and ALPS | O’Shares Europe Quality Dividend ETF. (18).

(b)	Sub-Advisory Agreement dated June 10, 2013 between the Trust and RiverFront Investment Group, LLC, with respect to the RiverFront Strategic Income Fund.(4).

(i)	Amendment dated March 31, 2016 to the Sub-Advisory Agreement dated June10, 2013 between the Trust and RiverFront Investment Group, LLC, with respect to the RiverFront Strategic Income Fund.(4).

(ii)	Amendment dated July 1, 2016 to the Sub-Advisory Agreement dated June10, 2013 between the Trust and RiverFront Investment Group, LLC, with respect to the RiverFront Strategic Income Fund.(4).

(iii)	Amendment dated November 1, 2018 to the Sub-Advisory Agreement dated June10, 2013 among the Trust, ALPS Advisors, Inc. and RiverFront Investment Group, LLC, with respect to the RiverFront Strategic Income Fund.(7).

(c)	Sub-Advisory Agreement dated May 31, 2018 among the Trust, ALPS Advisors, Inc. and RiverFront Investment Group, LLC, with respect to the RiverFront Dynamic Unconstrained Income ETF, RiverFront Dynamic Core Income ETF, RiverFront Dynamic US Dividend Advantage ETF and RiverFront Dynamic US Flex-Cap ETF.(7).

(d)	Sub-Advisory Agreement dated February 1, 2021 among the Trust, ALPS Advisors, Inc. and GSI Capital Advisors LLC, with respect to the ALPS Active REIT ETF.(10).

(e)	Sub-Advisory Agreement dated July 1, 2021 among the Trust, ALPS Advisors, Inc. and Hillman Capital Management, Inc., with respect to the ALPS Hillman Active Value ETF.(12).

(f)	Sub-Advisory Agreement dated February 16, 2022, among the Trust, ALPS Advisors, Inc. and Browns Brother Harriman & Co., with respect to the ALPS Intermediate Municipal Bond ETF. (17).

(g)	Fee Waiver Letter Agreement, dated March 8, 2021, between the Trust and ALPS Advisors, Inc. with respect to the ALPS Equal Sector Weight ETF (11).

(h)	Fee Waiver Letter Agreement dated March 7, 2022, between the Trust and ALPS Advisors, Inc. with respect to the ALPS Equal Sector Weight ETF. (17).

7.	(a)	Distribution Agreement dated April 16, 2018 between the Trust and ALPS Portfolio Solutions Distributor, Inc. with respect to ALPS REIT Dividend Dogs ETF (f/k/a Cohen & Steers Global Realty Majors ETF), ALPS Equal Sector Weight ETF, Barron’s 400 ETF, ALPS International Sector Dividend Dogs ETF, ALPS Sector Dividend Dogs ETF, ALPS Emerging Sector Dividend Dogs ETF, ALPS Medical Breakthroughs ETF, RiverFront Strategic Income Fund, Alerian MLP ETF, Alerian Energy Infrastructure ETF, RiverFront Dynamic Unconstrained Income ETF, RiverFront Dynamic Core Income ETF, RiverFront Dynamic US Dividend Advantage ETF, RiverFront Dynamic US Flex-Cap ETF, and ALPS Disruptive Technologies ETF.(7).

(i)	Amendment dated June 29, 2018 to Distribution Agreement dated April 16, 2018 between the Trust and ALPS Portfolio Solutions Distributor, Inc. with respect to the ALPS Clean Energy ETF.(7).

(ii)	Amendment dated February 1, 2021 to Distribution Agreement dated April 16, 2018 between the Trust and ALPS Portfolio Solutions Distributor, Inc. with respect to the ALPS Active REIT ETF.(10).

(iii)	Amendment dated July 1, 2021 to Distribution Agreement dated April 16, 2018 between the Trust and ALPS Portfolio Solutions Distributor, Inc. with respect to the ALPS Hillman Active Value ETF.(12).

(iv)	Amendment dated August 27, 2021 to Distribution Agreement dated April 16, 2018 between the Trust and ALPS Portfolio Solutions Distributor, Inc. with respect to the ALPS Global Travel Beneficiaries ETF.(13).

(v)	Amendment dated February 23, 2022 to Distribution Agreement dated April 16, 2018, between the Trust and ALPS Portfolio Solutions Distributor, Inc. with respect to the ALPS Intermediate Municipal Bond ETF. (15).

(vi)	Amendment dated February 16, 2022 to Distribution Agreement dated April 16, 2018 between the Trust and ALPS Portfolio Solutions Distributor, Inc. with respect to the ALPS|O’Shares U.S. Quality Dividend ETF, ALPS|O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS|O’Shares Global Internet Giants ETF, and ALPS|O’Shares Europe Quality Dividend ETF. (18).

(b)	Form of Authorized Participant Agreement.(10).

8.	Not Applicable.

9.	(a)	Master Custodian Agreement between the Trust and State Street Bank and Trust dated June 30, 2015 with respect to the Alerian Energy Infrastructure Fund, Alerian MLP ETF, ALPS Emerging Sector Dividend Dogs ETF, ALPS Equal Sector Weight ETF, ALPS International Sector Dividend Dogs ETF, ALPS Medical Breakthroughs ETF, ALPS Sector Dividend Dogs ETF, Barron’s 400 ETF, ALPS REIT Dividend Dogs ETF (f/k/a Cohen & Steers Global Reality Majors ETF) and RiverFront Strategic Income Fund.(4).

(i)	Amendment dated June 2, 2016 to Master Custodian Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the RiverFront Dynamic Unconstrained Income ETF, RiverFront Dynamic Core Income ETF, RiverFront Dynamic US Dividend Advantage ETF and RiverFront Dynamic US Flex-Cap ETF.(4).

(ii)	Amendment dated December 29, 2017 to Master Custodian Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Disruptive Technologies ETF.(5).

(iii)	Amendment dated June 29, 2018 to Master Custodian Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Clean Energy ETF.(7).

(iv)	Amendment dated February 1, 2021 to Master Custodian Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Active REIT ETF.(10).

(v)	Amendment dated July 1, 2021 to Master Custodian Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Hillman Active Value ETF.(12).

(vi)	Amendment dated August 27, 2021 to Master Custodian Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Global Travel Beneficiaries ETF.(13).

(vii)	Amendment dated March 4, 2022 to Master Custodian Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015, with respect to the ALPS Intermediate Municipal Bond ETF. (17).

(viii)	Amendment dated February 16, 2022 to Master Custodian Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015, with respect to the ALPS|O’Shares U.S. Quality Dividend ETF, ALPS|O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS|O’Shares Global Internet Giants ETF, and ALPS|O’Shares Europe Quality Dividend ETF. (filed herewith).

10.	Not Applicable.

11.	Opinion and Consent of Counsel for ALPS ETF Trust (16).

12.	Opinions of Dechert LLP with respect to tax matters (filed herewith).

13.	(a)	Amended and Restated Administration Agreement between the Trust and ALPS Fund Services, Inc. dated March 6, 2017 with respect to Alerian Energy Infrastructure Fund, Alerian MLP ETF, ALPS Emerging Sector Dividend Dogs ETF, ALPS Equal Sector Weight ETF, ALPS International Sector Dividend Dogs ETF, ALPS Medical Breakthroughs ETF, ALPS Sector Dividend Dogs ETF, Barron’s 400 ETF, ALPS REIT Dividend Dogs ETF (f/k/a Cohen & Steers Global Reality Majors ETF, RiverFront Strategic Income Fund, RiverFront Dynamic Unconstrained Income ETF, RiverFront Dynamic Core Income ETF, RiverFront Dynamic US Dividend Advantage ETF and RiverFront Dynamic US Flex-Cap ETF.(4).

(i)	Amendment dated December 29, 2017 to the Amended and Restated Administration Agreement between the Trust and ALPS Fund Services, Inc. dated March 6, 2017 with respect to the ALPS Disruptive Technologies ETF.(5).

(ii)	Amendment dated June 29, 2018 to the Amended and Restated Administration Agreement between the Trust and ALPS Fund Services, Inc. dated March 6, 2017 with respect to the ALPS Clean Energy ETF.(7).

(iii)	Amendment dated February 1, 2021 to the Amended and Restated Administration Agreement between the Trust and ALPS Fund Services, Inc. dated March 6, 2017 with respect to the ALPS Active REIT ETF.(10).

(iv)	Amendment dated July 1, 2021 to the Amended and Restated Administration Agreement between the Trust and ALPS Fund Services, Inc. dated March 6, 2017 with respect to the ALPS Hillman Active Value ETF.(12).

(v)	Amendment dated August 27, 2021 to the Amended and Restated Administration Agreement between the Trust and ALPS Fund Services, Inc. dated March 6, 2017 with respect to the ALPS Global Travel Beneficiaries ETF.(13).

(vi)	Amendment dated February 23, 2022 to the Amended and Restated Administration Agreement between the Trust and ALPS Fund Services, Inc. dated March 6, 2017 with respect to the ALPS Intermediate Municipal Bond ETF. (15).

(vii)	Amendment dated February 16, 2022 to the Amended and Restated Administration Agreement between the Trust and ALPS Fund Services, Inc. dated March 6, 2017 with respect to the ALPS|O’Shares U.S. Quality Dividend ETF, ALPS|O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS|O’Shares Global Internet Giants ETF, and ALPS|O’Shares Europe Quality Dividend ETF. (18).

(viii)	Report Modernization Addendum dated June 4, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 between the Trust and ALPS Fund Services, Inc. with respect to with respect to Alerian Energy Infrastructure Fund, Alerian MLP ETF, ALPS Emerging Sector Dividend Dogs ETF, ALPS Equal Sector Weight ETF, ALPS International Sector Dividend Dogs ETF, ALPS Medical Breakthroughs ETF, ALPS Sector Dividend Dogs ETF, Barron’s 400 ETF, ALPS REIT Dividend Dogs ETF (f/k/a Cohen & Steers Global Reality Majors ETF, RiverFront Strategic Income Fund, RiverFront Dynamic Unconstrained Income ETF, RiverFront Dynamic Core Income ETF, RiverFront Dynamic US Dividend Advantage ETF, RiverFront Dynamic US Flex-Cap ETF, ALPS Disruptive Technologies ETF and ALPS Clean Energy ETF. (9).

(ix)	Amendment dated June 28, 2018 to the Report Modernization Addendum dated June 4, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 between the Trust and ALPS Fund Services, Inc.(9).

(x)	Amendment dated February 1, 2021 to the Report Modernization Addendum dated June 4, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 between the Trust and ALPS Fund Services, Inc. related to the ALPS Active REIT ETF.(10).

(xi)	Amendment dated July 1, 2021 to the Report Modernization Addendum dated June 4, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 between the Trust and ALPS Fund Services, Inc. related to the ALPS Hillman Active Value ETF.(12).

(xii)	Amendment dated August 27, 2021 to the Report Modernization Addendum dated June 4, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 between the Trust and ALPS Fund Services, Inc. related to the ALPS Global Travel Beneficiaries ETF.(13).

(xiii)	Amendment dated February 24, 2022 to the Report Modernization Addendum dated June 4, 2018, to the Amended and Restated Administration Agreement dated March 6, 2017, between the Trust and ALPS Fund Services, Inc. related to the ALPS Intermediate Municipal Bond ETF. (18).

(xiv)	Amendment dated February 16, 2022 to the Report Modernization Addendum dated June 4, 2018, to the Amended and Restated Administration Agreement dated March 6, 2017, between the Trust and ALPS Fund Services, Inc. related to the ALPS|O’Shares U.S. Quality Dividend ETF, ALPS|O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS|O’Shares Global Internet Giants ETF, and ALPS|O’Shares Europe Quality Dividend ETF. (filed herewith).

(xv)	Liquidity Risk Management Addendum dated December 1, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 among the Trust, ALPS Fund Services, Inc. and ALPS Advisors, Inc. with respect to the Alerian Energy Infrastructure Fund, Alerian MLP ETF, ALPS Emerging Sector Dividend Dogs ETF, ALPS Equal Sector Weight ETF, ALPS International Sector Dividend Dogs ETF, ALPS Medical Breakthroughs ETF, ALPS Sector Dividend Dogs ETF, Barron’s 400 ETF, ALPS REIT Dividend Dogs ETF (f/k/a Cohen & Steers Global Reality Majors ETF), RiverFront Strategic Income Fund, RiverFront Dynamic Unconstrained Income ETF, RiverFront Dynamic Core Income ETF, RiverFront Dynamic US Dividend Advantage ETF, RiverFront Dynamic US Flex-Cap ETF, ALPS Disruptive Technologies ETF and ALPS Clean Energy ETF.(9).

(xvi)	Amendment dated January 2, 2020 to the Liquidity Risk Management Addendum dated December 1, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 among the Trust, ALPS Fund Services, Inc. and ALPS Advisors, Inc.(9).

(xvii)	Amendment dated February 1, 2021 to the Liquidity Risk Management Addendum dated December 1, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 among the Trust, ALPS Fund Services, Inc. and ALPS Advisors, Inc. related to the ALPS Active REIT ETF.(10).

(xviii)	Amendment dated July 1, 2021 to the Liquidity Risk Management Addendum dated December 1, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 among the Trust, ALPS Fund Services, Inc. and ALPS Advisors, Inc. related to the ALPS Hillman Active Value ETF.(12).

(xix)	Amendment dated August 27, 2021 to the Liquidity Risk Management Addendum dated December 1, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 among the Trust, ALPS Fund Services, Inc. and ALPS Advisors, Inc. related to the ALPS Global Travel Beneficiaries ETF. (13).

(xx)	Amendment dated February 24, 2022 to the Liquidity Risk Management Addendum dated December 1, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 among the Trust, ALPS Fund Services, Inc. and ALPS Advisors, Inc. related to the ALPS Intermediate Municipal Bond ETF. (18).

(xxi)	Amendment dated February 16, 2022, 2022 to the Liquidity Risk Management Addendum dated December 1, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 among the Trust, ALPS Fund Services, Inc. and ALPS Advisors, Inc. related to the ALPS|O’Shares U.S. Quality Dividend ETF, ALPS|O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS|O’Shares Global Internet Giants ETF, and ALPS|O’Shares Europe Quality Dividend ETF. (filed herewith).

(b)	Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust dated June 30, 2015 with respect to the Alerian Energy Infrastructure Fund, Alerian MLP ETF, ALPS Emerging Sector Dividend Dogs ETF, ALPS Equal Sector Weight ETF, ALPS International Sector Dividend Dogs ETF, ALPS Medical Breakthroughs ETF, ALPS Sector Dividend Dogs ETF, Barron’s 400 ETF, ALPS REIT Dividend Dogs ETF (f/k/a Cohen & Steers Global Reality Majors ETF) and RiverFront Strategic Income Fund.(4).

(i)	Amendment dated June 2, 2016 to the Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the RiverFront Dynamic Unconstrained Income ETF, RiverFront Dynamic Core Income ETF, RiverFront Dynamic US Dividend Advantage ETF and RiverFront Dynamic US Flex-Cap ETF.(4).

(ii)	Amendment dated December 29, 2017 to the Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Disruptive Technologies ETF.(5).

(iii)	Amendment dated June 29, 2018 to the Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Clean Energy ETF.(7).

(iv)	Amendment dated February 1, 2021 to the Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Active REIT ETF.(10).

(v)	Amendment dated July 1, 2021 to the Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Hillman Active Value ETF.(12).

(vi)	Amendment dated August 27, 2021 to the Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015 with respect to the ALPS Global Travel Beneficiaries ETF. (13).

(vii)	Amendment dated March 4, 2022 to the Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015, with respect to the ALPS Intermediate Municipal Bond ETF. (17).

(viii)	Amendment dated May 12, 2022 to the Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015, with respect to the ALPS | O’Shares U.S. Quality Dividend ETF, ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS | O’Shares Global Internet Giants ETF, and ALPS | O’Shares Europe Quality Dividend ETF. (filed herewith).

(c)	Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. with respect to the Alerian Energy Infrastructure Fund, Alerian MLP ETF, ALPS Emerging Sector Dividend Dogs ETF, ALPS Equal Sector Weight ETF, ALPS International Sector Dividend Dogs ETF, ALPS Medical Breakthroughs ETF, ALPS Sector Dividend Dogs ETF, Barron’s 400 ETF, ALPS REIT Dividend Dogs ETF (f/k/a Cohen & Steers Global Reality Majors ETF), RiverFront Strategic Income Fund.(4).

(i)	Amendment dated June 2, 2016 to the Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. with respect to the RiverFront Dynamic Unconstrained Income ETF, RiverFront Dynamic Core Income ETF, RiverFront Dynamic US Dividend Advantage ETF and RiverFront Dynamic US Flex-Cap ETF.(4).

(ii)	Amendment dated December 29, 2017 to the Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. with respect to the ALPS Disruptive Technologies ETF.(5).

(iii)	Amendment dated June 29, 2018 to the Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. with respect to the ALPS Clean Energy ETF.(7).

(iv)	Amendment dated February 1, 2021 to the Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. with respect to the ALPS Active REIT ETF.(10).

(v)	Amendment dated July 1, 2021 to the Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. with respect to the ALPS Hillman Active Value ETF.(12).

(vi)	Amendment dated August 27, 2021 to the Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. with respect to the ALPS Global Travel Beneficiaries ETF.(13).

(vii)	Amendment dated February 23, 2022, to the Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. with respect to the ALPS Intermediate Municipal Bond ETF. (15).

(viii)	Amendment dated February 16, 2022, to the Fund Accounting Agreement between the Trust and ALPS Fund Services, Inc. with respect to the ALPS | O’Shares U.S. Quality Dividend ETF, ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS | O’Shares Global Internet Giants ETF, and ALPS | O’Shares Europe Quality Dividend ETF. (18).

14.	Consent of independent registered public accounting firm (19).

15.	Not Applicable.

16.	Powers of attorney for Mary K. Anstine, Jeremy W. Deems, Edmund J. Burke, and Rick A. Pederson.(16).

17.	Not applicable.

(1) Previously filed as an exhibit to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on January 23, 2008.

(2) Previously filed as an exhibit to the Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on May 1, 2008.

(3) Previously filed as an exhibit to the Post-Effective Amendment No. 154 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on March 29, 2013.

(4) Previously filed as an exhibit to the Post-Effective Amendment No. 286 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on March 30, 2017.

(5) Previously filed as an exhibit to the Post-Effective Amendment No. 289 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on December 27, 2017.

(6) Previously filed as an exhibit to the Post-Effective Amendment No. 291 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on March 30, 2018.

(7) Previously filed as an exhibit to the Post-Effective Amendment No. 296 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on March 29, 2019.

(8) Previously filed as an exhibit to the Post-Effective Amendment No. 298 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on January 28, 2020.

(9) Previously filed as an exhibit to the Post-Effective Amendment No. 299 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on March 27, 2020.

(10) Previously filed as an exhibit to the Post-Effective Amendment No. 305 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on February 12, 2021.

(11) Previously filed as an exhibit to the Post-Effective Amendment No. 306 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on March 30, 2021.

(12) Previously filed as an exhibit to the Post-Effective Amendment No. 309 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on June 25, 2021.

(13) Previously filed as an exhibit to the Post-Effective Amendment No. 310 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-1148826; 811-22175), filed on August 31, 2021.

(14) Previously filed as an exhibit to the Post-Effective Amendment No. 311 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-1148826; 811-22175), filed on November 30, 2021.

(15) Previously filed as an exhibit to the Post-Effective Amendment No. 315 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on February 25, 2022.

(16) Previously filed as an exhibit to the Trust’s Registration Statement on Form N-14 (File No. 333-263500), filed on March 11, 2022.

(17) Previously filed as an exhibit to the Post-Effective Amendment No. 316 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on March 30, 2022.

(18) Previously filed as an exhibit to the Post-Effective Amendment No. 318 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-148826; 811-22175), filed on April 7, 2022.

(19) Previously filed as an exhibit to the Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (File No. 333-263500), filed on April 8, 2022.

Item 17. Undertakings

1. The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2. The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3. The undersigned registrant undertakes to file a post-effective amendment to this registration statement upon the closing of the reorganization described in this registration statement that contains an opinion of counsel supporting the tax matters.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, and the State of Colorado on the 18th day of July, 2022.

ALPS ETF TRUST
Registrant

By:	/s/ Laton Spahr
Laton Spahr
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Mary K. Anstine	Trustee	July 18, 2022
Mary K. Anstine*

/s/ Jeremy W. Deems	Trustee	July 18, 2022
Jeremy W. Deems*

/s/ Rick A. Pederson	Trustee	July 18, 2022
Rick A. Pederson*

/s/ Edmund J. Burke	Trustee	July 18, 2022
Edmund J. Burke*

/s/ Laton Spahr	President	July 18, 2022
Laton Spahr

/s/ Kathryn Burns	Treasurer	July 18, 2022
Kathryn Burns

*	Signature affixed by Brendan Hamill pursuant to a power of attorney dated February 16, 2022.(16).

Exhibit List

Exhibit Number	Exhibit
Ex-4	Agreement and Plan of Reorganization
EX-9.a.viii	Amendment dated February 16, 2022 to Master Custodian Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015, with respect to the ALPS|O’Shares U.S. Quality Dividend ETF, ALPS|O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS|O’Shares Global Internet Giants ETF, and ALPS|O’Shares Europe Quality Dividend ETF.
Ex-12	Opinions of Dechert LLP with respect to tax matters
Ex-13.a.xiv

Amendment dated February 16, 2022 to the Report Modernization Addendum dated June 4, 2018, to the Amended and Restated Administration Agreement dated March 6, 2017, between the Trust and ALPS Fund Services, Inc. related to the ALPS|O’Shares U.S. Quality Dividend ETF, ALPS|O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS|O’Shares Global Internet Giants ETF, and ALPS|O’Shares Europe Quality Dividend ETF

EX-13.a.xxi

Amendment dated February 16, 2022 to the Liquidity Risk Management Addendum dated December 1, 2018 to the Amended and Restated Administration Agreement dated March 6, 2017 among the Trust, ALPS Fund Services, Inc. and ALPS Advisors, Inc. related to the ALPS|O’Shares U.S. Quality Dividend ETF, ALPS|O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS|O’Shares Global Internet Giants ETF, and ALPS|O’Shares Europe Quality Dividend ETF

EX-13.b.viii.	Amendment dated May 12, 2022 to the Transfer Agency and Service Agreement between the Trust and State Street Bank and Trust Company dated June 30, 2015, with respect to the ALPS | O’Shares U.S. Quality Dividend ETF, ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS | O’Shares Global Internet Giants ETF, and ALPS | O’Shares Europe Quality Dividend ETF